November 15, 2019

Masateru Higashida
Chief Executive Officer
NuZee, Inc.
1700 Capital Avenue, Suite 100
Plano, Texas 75074

       Re: NuZee, Inc.
           Registration Statement on Form S-1
           Filed November 12, 2019
           File No. 333-234643

Dear Mr. Higashida:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services